                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities
    Exchange Act of 1934

For the fiscal year ended December 31, 1997

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities
    Exchange Act of 1934
    (no fee required)

For the transition period from ______________ to ____________________
Commission file number ______________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               AUTOLIV ASP, INC.
                              EMPLOYEE SAVINGS AND
                                INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 AUTOLIV, INC.
                               World Trade Center
                       Klarabergsviadukten 70, SE-1C7 24
                               Stockholm, Sweden
            Telephone number, including area code: +46 8 587 20 600

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused the annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                   AUTOLIV ASP, INC.
                                         EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                       ----------------------------------------
                                                     (Name of Plan)


Date         6/29/98                   By         /s/ WILHELM KULL
     ------------------------             -------------------------------------
                                                     (Signature)
                                                  VICE PRESIDENT AND
                                               CHIEF FINANCIAL OFFICER

                                       Audited Financial Statements

                                              Autoliv ASP, Inc.
                                            Employee Savings and
                                               Investment Plan

                                  Years ended December 31, 1997 and 1996
                                    with Report of Independent Auditors

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                              Financial Statements

                     Years ended December 31, 1997 and 1996




                                    CONTENTS

Report of Independent Auditors.....................................................1

Financial Statements

Statement of Net Assets Available for Benefits,
   With Fund Information - December 31, 1997.......................................2
Statement of Net Assets Available for Benefits,
   With Fund Information - December 31, 1996.......................................3
Statement of Changes in Net Assets Available for Benefits,
   With Fund Information - Period December 31, 1997................................4
Statement of Changes in Net Assets Available for Benefits,
   With Fund Information - Period December 3 1, 1996...............................5
Notes to Financial Statements......................................................6

                         Report of Independent Auditors


Savings Trust Investment Committee
   and Savings Plan Administrative Committee
Autoliv ASP, Inc.

We have audited the accompanying statements of net assets available for benefits of the Autoliv ASP, Inc. Employee Savings and Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                       /s/ Ernst & Young LLP


Salt Lake City, Utah
June 19, 1998

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1997

                                                        FUND INFORMATION
                        -------------------------------------------------------------------------------
                                                                                               LARGE
                                                                                              COMPANY
                           FIXED          PRE-MIXED        PRE-MIXED        PRE-MIXED          EQUITY
                        RETURN FUND         FUND A           FUND B           FUND C        INDEX FUND
                        -------------------------------------------------------------------------------
ASSETS
Investments:
   Common stocks:
     Autoliv, Inc.      $        --      $        --      $        --      $        --      $        --
     Other                       --          224,114          837,278        2,251,097       26,674,584
                        -------------------------------------------------------------------------------
                                             224,114          837,278        2,251,097       26,674,584

   Group annuity
     contracts           30,774,598          321,426          532,954          544,065               --
   Common trust
     funds                       --               --               --               --               --
   Loans to
     participants                --               --               --               --               --
                        -------------------------------------------------------------------------------
Total investments        30,774,598          545,540        1,370,232        2,795,162       26,674,584

Accrued interest
   receivable                92,458               --               --               --               --
                        -------------------------------------------------------------------------------
Assets available
   for benefits         $30,867,056      $   545,540      $ 1,370,232      $ 2,795,162      $26,674,584
                        ===============================================================================


                                                        FUND INFORMATION
                        --------------------------------------------------------------------------------
                        INTERNATIONAL       SMALL
                           COMPANY         COMPANY        AUTOLIV, INC.
                           EQUITY           EQUITY           STOCK             LOAN
                         INDEX FUND       INDEX FUND          FUND             FUND             TOTAL
                        --------------------------------------------------------------------------------
ASSETS
Investments:
   Common stocks:
     Autoliv, Inc.       $        --      $        --      $13,105,732      $        --      $13,105,732
     Other                 1,217,738        4,920,031               --               --       36,124,842
                        --------------------------------------------------------------------------------
                           1,217,738        4,920,031       13,105,732               --       49,230,574

   Group annuity
     contracts                    --               --               --               --       32,173,043
   Common trust
     funds                        --               --          286,974               --          286,974
   Loans to
     participants                 --               --               --        6,339,529        6,339,529
                        --------------------------------------------------------------------------------
Total investments          1,217,738        4,920,031       13,392,706        6,339,529       88,030,120

Accrued interest
   receivable                     --               --               --               --           92,458
                        --------------------------------------------------------------------------------
Assets available
   for benefits          $ 1,217,738      $ 4,920,031      $13,392,706      $ 6,339,529      $88,122,578
                        ================================================================================


See notes to financial statements.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1996


                                                                      FUND INFORMATION
                                  ------------------------------------------------------------------------------------------
                                                                                                                   LARGE
                                                                                                                  COMPANY
                                       FIXED            PRE-MIXED          PRE-MIXED          PRE-MIXED            EQUITY
                                    RETURN FUND           FUND A            FUND B              FUND C           INDEX FUND
                                  ------------------------------------------------------------------------------------------
ASSETS
Investments:
   Common stocks:
     Morton International, Inc.              --                 --                 --                 --                 --
     Other                               15,313            418,944            986,273          2,637,923         60,440,357
                                  ------------------------------------------------------------------------------------------
                                         15,313            418,944            986,273          2,637,923         60,440,357

   Group annuity contracts          122,474,590            597,125            622,038            623,559                 --
   Common trust funds                 4,659,878             38,106             59,848            121,890                306
   Loans to participants
                                  ------------------------------------------------------------------------------------------
Total investments                   127,149,781          1,054,175          1,668,159          3,383,372         60,440,663

Accrued interest receivable                  --                 --                 --                 --                 --
Due (to) from other funds                64,807                 --                 --             44,042            (24,312)
                                  ------------------------------------------------------------------------------------------
Total assets                        127,214,588          1,054,175          1,668,159          3,427,414         60,416,351

LIABILITIES
Loans payable                            40,476                 --                 --                556             13,583
                                  ------------------------------------------------------------------------------------------
Net assets available for
benefits                          $ 127,174,112      $   1,054,175      $   1,668,159      $   3,426,858      $  60,402,768
                                  ==========================================================================================


                                                                      FUND INFORMATION
                                  -------------------------------------------------------------------------------------------
                                   INTERNATIONAL          SMALL
                                      COMPANY            COMPANY            MORTON
                                       EQUITY             EQUITY         INTERNATIONAL
                                     INDEX FUND         INDEX FUND         STOCK FUND           LOAN FUND           TOTAL
                                  -------------------------------------------------------------------------------------------
ASSETS
Investments:
   Common stocks:
     Morton International, Inc.              --                  --        112,373,846                  --        112,373,846
     Other                            2,536,588           3,973,439                 --                  --         71,008,837
                                  -------------------------------------------------------------------------------------------
                                      2,536,588           3,973,439        112,373,846                  --        183,382,683

   Group annuity contracts                   --                  --                 --                  --        124,317,312
   Common trust funds                         3                   5            716,943                  --          5,596,979
   Loans to participants                                                                        13,111,369         13,111,369
                                  -------------------------------------------------------------------------------------------
Total investments                     2,536,591           3,973,444        113,090,789          13,111,369        326,408,343

Accrued interest receivable                  --                  --              4,195                  --              4,195
Due (to) from other funds                  (549)              2,561            (86,549)                 --                 --
                                  -------------------------------------------------------------------------------------------
Total assets                          2,536,042           3,976,005        113,008,435          13,111,369        326,412,538

LIABILITIES
Loans payable                               110                 226             69,949                  --            124,900
                                  -------------------------------------------------------------------------------------------
Net assets available for
benefits                          $   2,535,932       $   3,975,779      $ 112,938,486       $  13,111,369      $ 326,287,638
                                  ===========================================================================================


See notes to financial statements.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1997


                                                                        FUND INFORMATION
                                    ----------------------------------------------------------------------------------------------
                                                                                                        LARGE       INTERNATIONAL
                                                                                                       COMPANY         COMPANY
                                        FIXED         PRE-MIXED       PRE-MIXED       PRE-MIXED         EQUITY          EQUITY
                                     RETURN FUND        FUND A          FUND B          FUND C        INDEX FUND     INDEX FUND
                                    ----------------------------------------------------------------------------------------------
CONTRIBUTIONS AND INVESTMENT
   INCOME
Contributions by Autoliv, Inc.      $   1,675,079   $      45,930   $      94,026   $     173,243   $   1,131,902   $      80,624
Contributions by participants           4,415,897         126,935         274,281         500,065       3,341,713         255,460
Rollover contributions by
   participants                           250,545          38,496         144,190         110,506         248,404          40,818
Dividend income                                --              --              --              --              --              --
Interest Income                         3,289,602          64,292         181,035         361,441         123,452           8,168
                                    ----------------------------------------------------------------------------------------------
Total contributions and
   investment income                    9,631,123         275,653         693,532       1,145,255       4,845,471         385,070

Net realized and unrealized
   appreciation
   (depreciation) in fair
   value of investments                  (395,248)         (4,128)         (6,845)         (6,987)      9,075,158         (16,377)
Withdrawals                            (4,900,377)        (18,579)        (69,664)        (81,940)     (1,834,512)        (89,215)

Loans to participants:
  New loans                            (1,994,939)        (24,702)        (75,167)        (81,558)     (1,307,621)        (40,727)
  Loan repayments (principal)           1,122,980          16,350          52,246          76,606         590,523          42,492
                                    ----------------------------------------------------------------------------------------------
Net loans to participants                (871,959)         (8,352)        (22,921)         (4,952)       (717,098)          1,765

Transfers by participants               8,142,989         431,828         680,138       1,427,842       7,264,944         899,411
Plan Transfers                       (107,913,584)     (1,185,057)     (1,572,167)     (3,110,914)    (52,362,147)     (2,498,848)
Net increase (decrease)               (96,307,056)       (508,635)       (297,926)       (631,696)    (33,728,184)     (1,318,194)
Net assets available for
   benefits at beginning of period    127,174,112       1,054,175       1,668,159       3,426,858      60,402,768       2,535,932
                                    ----------------------------------------------------------------------------------------------
Net assets available for
   benefits at end of period        $  30,867,056   $     545,540   $   1,370,232   $   2,795,162   $  26,674,584   $   1,217,738
                                    ==============================================================================================


                                                                        FUND INFORMATION
                                    -----------------------------------------------------------------------------
                                         SMALL
                                        COMPANY         MORTON      AUTOLIV, INC.
                                        EQUITY      INTERNATIONAL      STOCK            LOAN
                                      INDEX FUND      STOCK FUND        FUND            FUND            TOTAL
                                    -----------------------------------------------------------------------------
CONTRIBUTIONS AND INVESTMENT
   INCOME
Contributions by Autoliv, Inc.      $     154,168   $   1,051,108   $     887,717   $          --   $   5,293,797
Contributions by participants             484,731       2,973,456       2,376,260              --      14,748,798
Rollover contributions by
   participants                            80,743         158,489          45,726              --       1,117,917
Dividend income                                --         673,384          82,541         724,852       1,480,777
Interest Income                            14,695         145,605         131,451        (686,983)      3,632,758
                                    -----------------------------------------------------------------------------
Total contributions and
   investment income                      734,337       5,002,042       3,523,695          37,869      26,274,047

Net realized and unrealized
   appreciation
   (depreciation) in fair
   value of investments                    62,296      (2,881,317)     (1,573,147)             --       4,253,405
Withdrawals                              (149,888)     (2,787,150)       (574,732)       (418,713)    (10,924,770)

Loans to participants:
  New loans                               (79,349)     (1,940,800)       (696,167)      6,241,030              --
  Loan repayments (principal)             127,367         702,508         680,429      (3,411,501)             --
                                    -----------------------------------------------------------------------------
Net loans to participants                  48,018      (1,238,292)        (15,738)      2,829,529              --

Transfers by participants               4,025,126     (25,834,470)      2,962,192              --              --
Plan Transfers                         (3,775,637)    (85,199,299)      9,070,436      (9,220,525)   (257,767,742)
Net increase (decrease)                   944,252    (112,938,486)     13,392,706      (6,771,840)   (238,165,060)
Net assets available for
   benefits at beginning of period      3,975,779     112,938,486              --      13,111,369     326,287,638
                                    -----------------------------------------------------------------------------
Net assets available for
   benefits at end of period        $   4,920,031   $          --   $  13,392,706   $   6,339,529   $  88,122,578
                                    =============================================================================


See notes to financial statements.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1996


                                                                                                                       LARGE
                                                                                                                      COMPANY
                                          FIXED            PRE-MIXED          PRE-MIXED          PRE-MIXED            EQUITY
                                       RETURN FUND           FUND A             FUND B            FUND C            INDEX FUND
                                      ------------------------------------------------------------------------------------------
CONTRIBUTIONS AND
   INVESTMENT INCOME
Contributions by Morton
   International, Inc.                $   3,098,343      $      27,879      $      67,202      $     125,934      $   1,768,466
Contributions by participants             8,495,031             83,960            193,784            369,303          5,306,711
Rollover contributions by
   participants                             247,284             15,630            126,739             77,248            208,693
Dividend income                                 252                 --                 --                 --                 --
Interest income                           8,322,797             41,983             45,860             54,633            133,333
                                      ------------------------------------------------------------------------------------------
Total contributions and
   investment income                     20,163,707            169,452            433,585            627,118          7,417,203
Net realized and unrealized
   appreciation (depreciation)
   in fair value of investments          (2,961,141)            25,905            107,754            284,053         10,645,024
Withdrawals by participants              (9,293,966)           (14,898)            (7,716)           (19,118)        (3,042,676)

New loans                                (3,613,902)            (5,448)           (14,504)           (50,330)        (1,202,528)
Loan repayments                           1,844,531             15,238             22,840             69,752            790,780
                                      ------------------------------------------------------------------------------------------
Net loans to participants                (1,769,371)             9,790              8,336             19,422           (411,748)

Transfers by participants                (8,123,211)           863,926          1,126,200          2,515,383          1,285,449

Transfers by participants from
   other plans                                3,409                 --                 --                 --              1,624
                                      ------------------------------------------------------------------------------------------
Net increase (decrease)                    (211,202)         1,054,175          1,668,159          3,426,858         15,894,876

Net assets available for benefits
    at beginning of period              129,154,685                 --                 --                 --         44,507,892
                                      ------------------------------------------------------------------------------------------
Net assets available for
   benefits at end of period          $ 127,174,112      $   1,054,175      $   1,668,159      $   3,426,858      $  60,402,768
                                      ==========================================================================================


                                      INTERNATIONAL          SMALL
                                         COMPANY            COMPANY           MORTON
                                         EQUITY             EQUITY         INTERNATIONAL          LOAN
                                       INDEX FUND         INDEX FUND         STOCK FUND           FUND                TOTAL
                                      -----------------------------------------------------------------------------------------
CONTRIBUTIONS AND
   INVESTMENT INCOME
Contributions by Morton
   International, Inc.                $      70,522      $     107,746      $   3,235,872      $          --      $   8,501,964
Contributions by participants               231,142            350,366          9,221,002                 --         24,251,299
Rollover contributions by
   participants                              40,387             89,143            296,991                 --          1,102,115
Dividend income                                  --                 --          1,510,452                 --          1,510,704
Interest income                               7,197              8,452            344,091                 --          8,958,346
                                      -----------------------------------------------------------------------------------------
Total contributions and
   investment income                        349,248            555,707         14,608,408                 --         44,324,428
Net realized and unrealized
   appreciation (depreciation)
   in fair value of investments             122,141            222,226         13,095,516                 --         21,541,478
Withdrawals by participants                 (13,255)           (18,024)        (5,817,873)                --        (18,227,526)

New loans                                   (39,445)           (60,660)        (4,148,160)         9,134,977                 --
Loan repayments                              40,442             44,012          2,044,852         (4,872,447)                --
                                      -----------------------------------------------------------------------------------------
Net loans to participants                       997            (16,648)        (2,103,308)         4,262,530                 --

Transfers by participants                 2,076,801          3,232,518         (2,977,066)                --                 --

Transfers by participants from
   other plans                                   --                 --              2,069                 --              7,102
                                      -----------------------------------------------------------------------------------------
Net increase (decrease)                   2,535,932          3,975,779         16,807,746          4,262,530         47,645,482

Net assets available for benefits
    at beginning of period                       --                 --         96,130,740          8,848,839        278,642,156
                                      -----------------------------------------------------------------------------------------
Net assets available for
   benefits at end of period          $   2,535,932      $   3,975,779      $ 112,938,486      $  13,111,369      $ 326,287,638
                                      =========================================================================================


See notes to financial statements.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                          Notes to Financial Statements

                                December 31, 1997


1. PLAN FORMATION AND TRANSFERS RESULTING FROM THE SPIN-OFF OF BUSINESSES

Effective May 1, 1997, Morton International, Inc. spun off its specialty chemicals and salt businesses to create a new company renamed Morton International, Inc. The remaining portion of the original Morton International, Inc., representing the airbag business was renamed Autoliv ASP, Inc. and combined with Autoliv AB creating Autoliv, Inc. As a result of the spin-off, certain assets and liabilities were transferred from the Morton International, Inc. Employee Savings and Investment Plan (subsequently renamed the Autoliv ASP, Inc. Employee Savings and Investment Plan) (the Plan), to the new Morton International, Inc. Employee Savings and Investment Plan which was formed effective May 1, 1997. Assets transferred from the Trust were based on transferred participants' account balances as of April 30, 1997.

2. SIGNIFICANT ACCOUNTING POLICIES

All of the Plan investments are held by the new Autoliv ASP, Inc. Master Savings Trust (the Trust) dated April 30, 1997. The Trust invests the assets of the employee savings plan of Autoliv ASP, Inc. (the Company). The Northern Trust Company is the trustee of the Trust and custodian of the Autoliv ASP, Inc. stock fund. The State Street Global Advisors is the Plan's record keeper.

The majority of administrative and general expenses of the Plan are paid by the Company.

Investments in the common stock of the Company are recorded at fair market value.

Effective April 1, 1996, investments in the Trust are valued daily rather than monthly. The Equity Index Fund was renamed the Large Company Equity Index Fund; the Company Stock Fund was renamed the Morton International Stock Fund (renamed the Autoliv ASP, Inc. Stock Fund); and two new funds were added: the Small Company Equity Index Fund and the International Equity Index Fund. In addition, three pre-mixed investment options were added which are comprised of a stated percentage of the three equity funds and the Fixed Return Fund.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Assets of the Fixed Return Fund are recorded at fair value. In determining fair value, investments included in this fund are not subject to established, fixed market pricing. Since such securities are not exchange traded, pricing is not readily verifiable. Instead, pricing is provided by independent fixed income pricing services.

Short-term common trust fund units are purchased daily for any uninvested cash held in the Trust. These units are valued at par, which is equal to redemption value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain reclassifications have been made to the 1996 financial statements to conform with the 1997 presentation.

3. DESCRIPTION OF THE PLAN

The Plan is a defined-contribution plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to afford them an opportunity to acquire an equity interest in the Company.

All domestic employees (other than those covered by a collective bargaining agreement, which does not provide for Plan participation) of the Company are eligible to participate in the Plan. Employees become participants without satisfying any service requirements.

Participation in the Plan is voluntary. Participants make contributions to the Plan for any whole percentage up to a maximum of 14% of base pay, not to exceed the Internal Revenue Service limit. The Company contributes an amount equal to 50% of the first 6% of participants' contributions, adjusted for any current forfeitures and reinstatement of prior forfeitures. Participants can elect to treat their contributions on a before and/or after-tax basis.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


3. DESCRIPTION OF THE PLAN (CONTINUED)

Participants' Company contributions are allocated among the investment funds in accordance with participants' elections. Participants may transfer amounts from one investment fund to another.

Participants are 100% vested in their contributions together with earnings, if any, thereon. Company contributions and earnings thereon become vested as follows:

            YEARS OF VESTING                          PERCENTAGE
            SERVICE IN PLAN                             VESTED
----------------------------------------------------------------

Less than 1                                                0%
1 but less than 2                                         33
2 but less than 3                                         66
3 or more                                                100

Notwithstanding the preceding schedule, Company contributions will become 100% vested upon death, total disability from performing normal duties, or termination of employment when eligible to retire under the provisions of a qualified Company pension plan.

That portion of the participants' Company contribution accounts which is not vested at the time of termination of employment is forfeited, amounts forfeited are applied to subsequent Company contributions under the Plan. Forfeitures are restored within 30 days of reemployment once certain conditions are met.

Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain Internal Revenue Service and Plan restrictions, and each loan is secured by the participant's account balance. The interest rate on loans is the Trustee's prime rate plus 1%. Loan interest rates are reviewed monthly and adjusted prospectively.

The Company has the right to terminate, amend, modify, or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan, and the Company contribution account for each participant will become 100% vested and nonforfeitable.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


4. INVESTMENTS

A description of the investment funds follows:

AUTOLIV ASP, INC. STOCK FUND

This fund is invested only in the common stock of Autoliv, Inc. which participants in the old Morton International Stock Fund received as part of the spin-off of the new Company (see Note 1). This fund's performance depends almost entirely on the performance of Autoliv, Inc. common stock. As with any other stock, the market value of Autoliv, Inc. common stock can fluctuate and participants' investments in this fund can increase or decrease in value. Participants are also permitted to invest future contributions in this fund or transfer any portion of their account balances not already invested in the Autoliv ASP, Inc. Stock Fund to this fund.

LARGE COMPANY EQUITY INDEX FUND

This fund is composed of 500 stocks selected as representative of all major industries in the broad domestic U.S. economy. The S&P 500 Index is a market-capitalization weighted index. The Large Company Index Fund provides diversified large-capitalization stock market returns, which mirror the risk and return characteristics of the S&P 500 Index.

SMALL COMPANY EQUITY INDEX FUND

This fund is composed of securities number 1,001 to 3,000 in capitalization rankings of the Frank Russell Company's Russell 3000 Index of the largest 3,000 U.S. stocks by market capitalization. The Russell 2000 represents approximately 10% of all stocks comprising the outstanding capitalization of the Russell 3000. This fund provides diversified small capitalization stock U.S. market exposure replicating the risk and return characteristics of the Russell 2000 Index.

INTERNATIONAL EQUITY INDEX FUND

This fund is composed of approximately 1,000 companies in 20 countries. The Morgan Stanley Capital Investments (MSCI) EAFE Index is the most widely followed measure of performance in the equity markets outside the U.S. Investments in this fund provide broad-based exposure to foreign equity markets in Europe, Australia, and the Far East. This fund is designed to mirror a modified EAFE Index with a fixed Japan exposure of 25%.

The custodian of each of these three funds is Northern Trust Company. The manager of all of the funds is State Street Global Administration.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


4.  INVESTMENTS (CONTINUED)

FIXED RETURN FUND

This fund's assets are in the custody of, and managed by New York Life Insurance under group annuity contracts issued to the Trustee. The underlying assets are separately managed and are not part of the insurance company's general account assets. The declared effective annual yield for the year ending December 31, 1997 was 6.55% and 6.65% in 1996. The funds are primarily invested in U.S. treasuries, high-grade corporate bonds, U.S. agency issued mortgage-backed securities, triple A rated asset-backed securities, and commercial paper.

PRE-MIXED FUNDS A, B, AND C

These funds provide systematic investment diversification by allocating fund assets in preset percentages among four of the other investment options. These include the Fixed Return Fund the Large Company Index Fund, the International Equity Index Fund, and the Small Company Equity Index Fund. Participants' accounts are allocated to each of the component funds in accordance with preset asset mixes. These funds differ in the proportion of funds held to coincide with conservative, moderate and aggressive pre-mixed portfolios.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


4. INVESTMENTS (CONTINUED)

During 1997 and 1996, the Plan's investments appreciated (depreciated) in value as follows:

                                                                     NET REALIZED
                                                                     AND UNREALIZED
                                                                      APPRECIATION
                                                                     (DEPRECIATION)
                                                                     IN FAIR VALUE
                                                                      DURING THE
                                                                         PERIOD          FAIR VALUE
                                                                     --------------------------------
DECEMBER 31, 1997
Fair value as determined by quoted market prices: Common stocks:
     Autoliv, Inc.                                                   $  (1,539,438)     $  13,105,732*
     Other                                                               6,221,800         36,124,842
Fair value as determined by independent pricing services:
   Group annuity contracts                                                (395,248)        32,173,043*
Fair value determined to be redemption or contract value:
   Common trust funds                                                      (33,709)           286,974
Estimated fair values:
   Loans to participants                                                        --          6,339,529*
                                                                     -------------      -------------
                                                                     $   4,253,405      $  88,030,120
                                                                     =============      =============

DECEMBER 31, 1996
Fair value as determined by quoted market prices: Common stocks:
     Morton International, Inc.                                      $  13,095,516      $ 112,373,846*
     Other                                                              11,334,816         71,008,837*
Fair value as determined by independent pricing services:
   Group annuity contracts                                              (2,888,854)       124,317,312*
Fair value determined to be redemption or contract value:
   Common trust funds                                                           --          5,596,979
Estimated fair values:
   Loans to participants                                                        --         13,111,369
                                                                     -------------      -------------
                                                                     $  21,541,478      $ 326,408,343
                                                                     =============      =============


*Represents 5% or more of the fair value of net assets available for benefits.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


5. MASTER SAVINGS TRUST SUMMARY

The total fair value and investment income of the Trust and the Plan's percentage interest in the Trust at December 31, 1997 and 1996, and for the year then ended are as follows:

                                                                              TOTAL                  PLAN'S              TOTAL
                                                                            FAIR VALUE             PERCENTAGE          FAIR VALUE
                                                                           OF THE TRUST           INTEREST IN         OF THE PLAN
                                                                           INVESTMENTS             THE TRUST          INVESTMENTS
                                                                        ------------------------------------------------------------

DECEMBER 31, 1997
Fair value as determined by quoted market prices: Common stocks:
       Autoliv, Inc.                                                    $    13,105,732                 100%        $    13,105,732
       Other                                                                 36,124,842                 100              36,124,842
Fair value as determined by independent pricing services:
     Group annuity contracts                                                 32,173,043                 100              32,173,043
Fair value determined to be redemption or
   contract value:
     Common trust funds                                                         286,974                 100                 286,974
Estimated fair value:
   Loans to participants                                                      6,339,529                 N/A               6,339,529
                                                                        ---------------                             ---------------
                                                                        $    88,030,120                             $    88,030,120
                                                                        ===============                             ===============

DECEMBER 31, 1996
Fair value as determined by quoted market prices: Common stocks:
       Morton International, Inc.                                       $   117,580,172               95.57%        $   112,373,846
       Other                                                                 74,453,072               95.37              71,008,837
Fair value as determined by independent pricing services:
     Group annuity contracts                                                129,721,532               95.83             124,317,312
Fair value determined to be redemption or
   contract value:
     Common trust funds                                                       5,839,202               95.85               5,596,979
Estimated fair value:
   Loans to participants                                                     13,240,265                 N/A              13,111,369
                                                                        ---------------                             ---------------
                                                                        $   340,834,243                             $   326,408,343
                                                                        ===============                             ===============

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


5.  MASTER SAVINGS TRUST SUMMARY (CONTINUED)


                                                                              PLAN'S
                                                    TOTAL TRUST             PERCENTAGE         TOTAL PLAN
                                                     INVESTMENT            INTEREST IN         INVESTMENT
                                                       INCOME               THE TRUST            INCOME
                                                   -----------------------------------------------------------

YEAR ENDED DECEMBER 31, 1997
Dividend income                                    $    1,480,777                100%        $    1,480,777
Interest income                                         3,632,758                100              3,632,758
Net realized and unrealized appreciation in
   fair value of investments                            4,253,405                100              4,253,405
                                                   --------------                            --------------
                                                   $    9,366,940                            $    9,366,940
                                                   ==============                            ==============

YEAR ENDED DECEMBER 31, 1996
Dividend income                                    $    1,580,778              95.57%        $    1,510,704
Interest income                                         9,622,089              96.10              8,958,346
Net realized and unrealized appreciation in
   fair value of investments                           22,656,680              95.07             21,541,478
                                                   --------------                            --------------
                                                   $   33,559,547                            $   32,010,528
                                                   ==============                            ==============

6. FEDERAL INCOME TAXES

The Company has received a favorable letter of determination from the Internal Revenue Service stating that the Plan qualifies under section 401(a) of the Internal Revenue Code (IRC), as amended by ERISA, and is, therefore, not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Savings Trust Investment Committee and Savings Plan Administrative Committee are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

7. TRANSACTIONS WITH PARTIES IN INTEREST

During 1997 and 1996, the Plan received dividends from the Company or it's predecessor of $1,480,779 and $1,510,452, respectively.

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                 DECEMBER 31
                                                          1997                 1996
                                                      ----------------------------------

Net assets available for benefits per the
   financial statements                               $  88,122,578        $ 326,287,633
Amounts allocated to withdrawing participants                    --             (239,873)
                                                      -------------        -------------
Net assets available for benefits per the 5500        $  88,122,578        $ 326,047,760
                                                      =============        =============

The following is a reconciliation of withdrawals by participants per the financial statement to the Form 5500:

                                                                    YEAR ENDED DECEMBER 31
                                                                   1997                 1996
                                                               ---------------------------------
Withdrawal by participants per the financial statements        $ 10,924,770         $ 18,227,526
Add:  Amounts allocated to withdrawing
   participants at end of year                                           --              239,873
Less:  Amounts allocated to withdrawing
   participants at beginning of year                               (239,873)          (1,890,286)
                                                               ------------         ------------
Withdrawals by participants per the Form 5500                  $ 10,684,897         $ 16,577,113
                                                               ============         ============

                                Autoliv ASP, Inc.
                      Employee Savings and Investment Plan

                    Notes to Financial Statements (continued)


9. YEAR 2000 ISSUE (UNAUDITED)

The Plan sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. The Plan sponsor currently expects the project to be substantially complete by early 1999. The Plan sponsor does not expect this project to have a significant effect on plan operations.